UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Golar LNG Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9456A100

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01 10

Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G9456A100	SCHEDULE 13D/A	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS BW Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,205,913
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,205,913
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,205,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.32%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1	This percentage is based on a total of 97.8 million common shares outstanding based on disclosures in the Issuer’s current report on Form 6-K furnished to the Securities and Exchange Commission on May 28, 2020.

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CUSIP No. G9456A100	SCHEDULE 13D/A	Page 3 of 4 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a) under the Act, with respect to the common shares, par value $0.01 per share (the “Common Shares”), of Golar LNG Limited, Inc., a company incorporated under the laws of Bermuda (the “Issuer”), whose principal executive offices are located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2020 (collectively with this Amendment No. 1, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)	As of June 10, 2020, BWG may be deemed to beneficially own 5,205,913 Common Shares, representing approximately 5.32% of the outstanding Common Shares.

The foregoing beneficial ownership percentage is based on a total of 97.8 million Common Shares outstanding based on disclosures in the Issuer’s current report on Form 6-K furnished to the Securities and Exchange Commission on May 28, 2020.

(b)	BWG has sole voting power and sole dispositive power over 5,205,913 Common Shares.

(c)	On June 3, 2020, BWG sold 52,612 Common Shares at a weighted average price of $8.4002 per share. The actual prices for these transactions ranged from $8.40 to $8.41, inclusive. On June 4, 2020, BWG sold 14,356 Common Shares at a weighted average price of $8.3001 per share. The actual prices for these transactions ranged from $8.30 to $8.305, inclusive. On June 5, 2020, BWG sold 800,000 Common Shares at a weighted average price of $9.0183 per share. The actual price for these transactions ranged from $8.60 to $9.23, inclusive. On June 8, 2020, BWG sold 500,000 Common Shares at a weighted average price of $9.2435 per share. The actual prices for these transactions ranged from $9.00 to $9.70, inclusive. On June 9, 2020, BWG sold 200,000 Common Shares at a weighted average price of $9.1165 per share. The actual price for these transactions ranged from $9.00 to $9.34, inclusive. These transactions were effected in the open market through a broker.

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CUSIP No. G9456A100	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2020

BW Group Limited
By:	/s/ Nicholas John Oxleigh Fell
Name:	Nicholas John Oxleigh Fell
Title:	Authorized Signatory